Safety Shot Inc.

1061 E. Indiantown, Suite 110 Jupiter, FL 33477

December 26, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana and Abby Adams

RE:	Safety Shot, Inc.
Info:	Post-Effective Amendment No. 2 on Form S-1
Filed November 30, 2023
File No. 333-258005

Dear Juan Grana and Abby Adams:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 13, 2023 (the “Comment Letter”) relating to Post-Effective Amendment No. 2 on Form S-1, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on November 30, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Post-Effective Amendment No. 3 Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Post-Effective Amendment No. 2 to Form S-1

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 30

1.	We note the risk factor disclosure on page 23 that “[your] ability to meet [your] capital needs may be harmed by the loss of revenue from SRM” and that your accountant has expressed doubt about your ability to continue as a going concern. Please revise your disclosure to include a discussion of your liquidity and capital resources for the years ended December 31, 2022 and 2021, and for the nine months ended September 30, 2023 and 2022, as required under Item 303(b)(1) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 23 and 42 of the Registration Statement for details.

Our Business, page 41

2.	We note that you have not included any disclosure on legal proceedings. We also note that Note 14 to the financial statements for the nine months ended September 30, 2023, includes disclosure regarding recent developments to your legal proceedings. Please ensure that you disclose any material legal proceedings as required by Item 103 of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 48 of the Registration Statement for details.

Exhibits

Filing Fee Table, page 69

3.	We note that you have included a Filing Fee Table as exhibit 107 to the registration statement. The filing fee table states that you owe a net fee of $5,026.57. However, on page 68 of the registration statement, you disclose that you previously paid a registration fee of $4,568.91 and in your Explanatory Note, you state that all applicable registration fees were paid at the time of the original filing of the Registration Statement. Please advise and/or reconcile this discrepancy.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 71 of the Registration Statement for details and the Exhibit 107 to the Registration Statement.

General

4.	We note your disclosure of the risks related to the SRM spin-off beginning on page 22, including the risk that your “historical financial information is not necessarily representative of the results [you] have achieved as a business should the Spin-off have [not] occurred.” In regard to your separation of SRM Entertainment, Inc. in August 2023, please tell us what consideration you gave as to whether this entity should be reported as discontinued operations pursuant to ASC 205-20-45. If financial statements after the date a component has been disposed are required in a registration statement, we remind you that retrospective reclassification of all prior periods to report the results of that component in discontinued operations in accordance with ASC 205-20 is required.

Response: We have determined that the spin-off should be treated as discontinued operations, as such, we have reclassified the financial statements for the three and nine months ended September 30, 2023 and 2022 and years ended December 31, 2022 and 2021 to reflect discontinued operations.

5.	We note you acquired certain assets of GBB Drink Lab, which included the blood alcohol detox drink Safety Shot in August 2023. Please tell us what consideration you gave as to whether this represented an acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X and correspondingly whether financial statements and pro forma information in accordance with Rules 8-04 and 8-05 of Regulation S-X should be provided.

Response: At the date of purchase, GBB had no employees, no revenues and no operations and reported its only asset was intellectual property. We determined that the purchase was a “single asset” purchase using guidance under FASB Accounting Standards Update No. 2017-01 and Rule 11-01(d) of Regulation S-X and that no pro forma information is required.

6.	We note your recent acquisitions and dispositions and the name change of your company to Safety Shot and emphasis on that product. Please revise the disclosure in your summary, business section and/or other relevant portions of the document to provide a full description of the development of your business for the period of time that is material to the understanding of the general development of your business. Please refer to Item 11(a) of Form S-1 and Item 101(h)(1)-(3) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 3, 30 and 42 of the Registration Statement for details. We further submit that given the recent introduction of Safety Shot, we are not able to ascertain Safety Shot’s current market share.

7.	We note what appears to be a significant shift in the focus of your company and potential products, particularly since the acquisition of the Safety Shot product from GBB Drink Lab. Please substantially revise the relevant portions of the prospectus to provide more complete discussions of all of your material products and products under development. In doing so, please revise to address product development and scientific testing, including results of testing, safety and effectiveness reported on Form 8-K. We refer, for example, statements in the Form 8-Ks filed on November 20, 2024, and November 24, 2023. Refer to Item 11(a) of Form S-1 and Item 101(h)(4) of Regulation S-K.

Response: Pursuant to the acquisition of GBB, the Company secured the rights to the nutraceutical beverage, Safety Shot, and subsequently compiled multiple test reports, which can be made available upon Staff’s request. We have also revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 5, 32 and 44 of the Registration Statement for details.

8.	Please substantially revise the prospectus to disclose the government regulations that are material to your business and products, including those product candidates for which you plan to seek approval from the Food and Drug Administration (FDA), as noted on page 4. Where you make claims that your products are exempt from government regulations that may otherwise appear to apply, disclose the material basis of your claims of exemption. For example, we note disclosure in the Form 8-K filed on October 30, 2023, that Safety Shot is “a nutraceutical and does not require FDA approval” as well as the disclosure on page 1 of the Prospectus Summary, that describe Safety Shot as “an over-the-counter drink that can lower blood alcohol content to allow recovery from the effects of alcohol at a rate faster than would occur normally.” In addition, please substantially revise to disclose and clarify the government regulations related to your CBD products. In your expanded disclosure of the relevant regulations, please clarify to which products the regulations relate. Refer to Item 11(a) of Form S-1 and Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: We have also revised the Registration Statement in accordance with the Staff’s comment. As a nutraceutical beverage, comprised of all approved ingredients the Company is not required to obtain FDA approval. The packaging and labeling requirements are subject to FDA review like all beverages. While the Company is not making any medical claims, it The has given hundreds of people breathalyzer exams and recorded the reduction in their blood alcohol levels. The Company has regulatory counsel who reviews all descriptions and advertising for Safety Shot

Please note that as a result of recent changes in how CBD products are regulated, the Company is no longer marketing or selling its CBD products. The Company is in discussions about disposing of related assets but has not reached any agreement to do so at this time. The Company’s CBD products have represented an insignificant amount of revenue for the Company. See pages 7 and 46 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer